Arboretum Great Hills
9600 Great Hills Trail
Austin, Texas 78759

Ms. Barbara C. Jacobs

SEC – Division of Corporate Finance

Washington, D.C. 20549

Re:

iVoiceIdeas, Inc., Registration Statement on Form S-1,

File No. 333-178471

Dear Ms. Jacobs:

Thank you for your comments of February 8, 2012 provided regarding our S-1 registration statement.

We have amended our Registration Statement and responded to your comments as outlined below.

Responses to Comments:

1.

We refer to prior comment 8.  Please revise so that this risk factor disclosure describes accurately and in greater detail the limited reporting obligations you will be subject to as a Section 15(d) reporting company.  We note by the way of example that you will not be subject to the proxy rules and the Williams Act.

Answer:  Revised as requested.

2.

We refer to your response to prior comment 16 and note your statement that when it comes to providing quantitative guidance related to your brand costs, “such quantitative guestimation would be misleading to the reader because it is not based on concrete measurable reference point related to your business . . . “  We note, however, that you have provided estimates of certain expenses in your use of proceeds section.  Please tell us whether the costs associated with maintaining your brand are included in the disclosure in your use of proceeds section.  To the extent that estimates of your brand maintenance costs are included in your use of proceeds section, tell us why you are unable to include estimates of these costs in your liquidity and capital resources discussion pursuant to Section III.B of SEC Release No. 33-6835.

Answer:  Brand development and brand maintenance costs are not included in the use of proceeds estimates.  These are discretionary costs that may or may not be incurred in the future depending upon available resources and events that have not yet occurred.  Consequently, we do not have a reliable basis upon which to execute a computational analysis of what these future costs could be since we don’t know.

3.

We note your revised disclosure in response to prior comment 17 that the $210,000 repurchase price for the one million shares was determined through an arms length negotiation and with the approval of the Board of Directors.  Please revise to disclose the following:

Whether the transactions were with an unrelated party;

The date the $20,000 for one million shares was received;

The date the company agreed to repurchase these shares; and

Why the company agreed to repurchase the shares for $210,000 considering the valuation for the sale, that the repurchase was only about a month later, and the valuation relative to other recent equity transactions.

Answer:  Revised as requested in Liquidity and Capital Resources Section.

4.

We note your response to prior comment 19.  Please provide us supplementally with actual copies of any third-party reports reference in your supplemental response with text cited from the report highlighted.

Answer:  This discussion was removed from the Amended S-1 and is no longer relevant to the Prospectus.

This reference material is copywrited by its owners and we are not authorized to republish it to the public.  However, the links below connect to referenced information regarding earlier Facebook valuations.  You may find these reports at the following locations:

http://bestwritingservice.com/essays/Review/Facebook-Financial-Funding.html

At FinancialTimes.com: August 24, 2010, Facebook’s ‘value’ soars as investors seek pre-IPO stake ...67bn flotation in 2004.  Facebook’s ballooning valuation...to achieve liquidity. Facebook’s predicament represents...are uncomfortable with Facebook’s rising valuation. People...company determines its own value. “This all adds a level... By David Gelles in San

Francisco.  Link: http://www.arcstonepartners.com/valuationArticles/pdf/FT_Hot_demand_for_private_stock.pdf

http://www.customersandcapital.com/book/2010/10/whats-facebook-worth.html

http://www.telegraph.co.uk/technology/facebook/7963608/Facebook-now-worth-33-billion.html

5.

Please tell us the factual basis for your expectation that because your social network will focus on ideas, solving problems and collaboration, your users will be more highly educated and financially secure than the average user on Facebook and LinkedIn.  To the extent you have in your possession third-party reports regarding the education level and financial standing of the average user of Facebook and LinkedIn, please provide those reports supplementally.

Answer:  We have removed this discussion from our disclosure since it is based upon the opinion and belief of management that individuals who are actively engaged in major ideas related to economics, change and politics will be generally well educated rather than on objective third-party research reports or analysis.  For information on the users of Facebook and LinkedIn, please refer to their public filings.  The prior statement was not based on third-party reports.

6.

As a related matter, disclose the basis for your anticipated growth targets of the number of users within one and two years.  In this regard, we note your statement that the anticipated growth is speculative and that you cannot accurately predict how fast you will grow nor how much your per user value will be in future periods.

Answer:  We did not set anticipated growth targets – we disclosed the goals of management and disclosed that we could not set anticipated or expected growth targets at this stage of our development.  We do not state an expected value per user value since we do not know what it will be in the future.  We have removed the discussion of management’s goals for growth in response to your request in order to mitigate your concern.

7.

We note your response to prior comment 22.  It appears that Online Results, LLC may be engaged in a line of business that may compete with or directly relate to the intended business of your company.  Please provide a risk factor disclosure regarding any conflicts of interests that may arise due to Ms. Gilchrist’s ownership of Online Results, LLC or advise.

Answer:  We believe the assumption made in your comment is incorrect.  Online Results is in the pay-per-click management and affiliate marketing business.  We are a social network of ideas and collaboration.  We are not and do not intend to engage in pay-per-click ad management for third parties nor do we intend to engage in selling other people’s products using affiliate marketing.  Therefore, there is no conflict of interest of any kind between the business activities of Online Results and the business of iVoiceIdeas, as suggested in your comment.  Online Results is not a social network and does not provide social network services, nor does it provide a platform for the collaborative development of ideas and collaboration nor does it provide crowd sourcing tools.  There is no conflict between the two business models.

8.

Please revise your document so as to include compensation data for your last completed fiscal years (i.e. December 31, 2011).  For guidance, see Question 117.05 of Regulation S-K Compliance and Disclosure Interpretation.  In addition, we reissue prior comment 23 and ask that you revise your summary compensation table so that it is in the form set forth in Item 402(n)(1) of Regulation S-K.

Answer:  Revised as requested.

9.

We note that you list Kathy Gilchrist as an owner of 1% of your common stock.  We note, however, that Online Results, LLC, a company that was founded and is owned by Ms. Gilchrist, beneficially owns 15% of your common stock.  Please advise or revise.

Answer:  Revised as requested.

10.

We refer to comment 24.  We note that while you have revised your document in response to this comment you continue to tell readers that the Commission’s offices are located in the North West (“N.W.”) quadrant of Washington D.C. Please revise so that your document correctly informs readers that the Commission’s offices are located in the North East quadrant (“N.E.”) of Washington, D.C.

Answer:  Revised as requested.

11.

Please note that Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year if your next filing is 45 days after the year end since the company reported pre-tax losses for both 2009 and 2010 and it appears likely that the company will be reporting a pre-tax loss during the most recently completed fiscal year.

Answer:  Our filing is not being made more than 45 days after the end of the fiscal year, it is being made less than 45 days after the end of the fiscal year.  Rule 8-08(b) states that financial statements in a filing must be “not less current than the financial statements” that would be required of the company under normal reporting requirements, in this case the 10-K annual filing date “if such reports were required to be filed.”  As required under 8-08, our financial statements are current within 135 days and they are audited through the end of the third quarter.  The company is preparing to file i 10K on schedule after the effective date of this Registration Statement.  Pursuant to 8-08 this filing does not require year end audited financial statements if it is within 45 days of the end of the last fiscal period and it is audited through the end of the third quarter.

12.

We note the revised audit report in response to prior comment 26.  The cumulative since inception period is not included in the opinion paragraph and the report inappropriately excludes reference to the financial statements as of and for the years ending December 31, 2009 and 2010 in the introductory paragraph.  In addition we note that the statement of cash flows has been revised; however, the filed audit report has not been updated or dual dated and does not include an explanatory paragraph regarding the restatement.  Please include an appropriately revised and dated audit report in your next amendment.  Refer to PCAOB Interim Auditing Standards AU Sections 508, 530, 561, and 711.

Answer:  Revised as requested.

13.

We note that you revised your statements of cash flows in response to prior comment 27.  Please revise to clearly label the Statements of Cash Flows as restated and include a financial statement footnote disclosing the error correction.  Refer to ASC 250-10-50-7.

Answer:  Revised as requested.

14.

We note your disclosure that management evaluated subsequent events through January 17, 2011.  It appears you may have meant January 17, 2012.  In addition, when you update your disclosure in your next amendment, please disclose whether the date is the date the financial statements were issued or available to be issued.  Refer to ASC 855-10-50-1.

Answer:  Revised as requested.

15.

The date of your updated and revised auditor consent is December 8, 2011, which was the date of the consent in your initial registration statement of December 13, 2011.  Please file an updated consent with your next amendment.  Refer to Item 601(b)(23) of Regulation S-K.

Answer:  Revised as requested.

16.

We refer to prior comment 31.  It is unclear why you have included the undertaking related to Rule 430A given that you have not omitted any of the information set forth in that rule from your prospectus.  In addition, given the nature of your offering (i.e., a direct, primary offering by your company), please advise as to why you have not included the undertaking set forth in item 512(a) of Regulation S-K, specifically the part that relates to rule 415 offerings.

Answer: Revised as requested.

17.

It appears that the date for the signature on behalf of your company was not updated as of the date of your most recent filing.  Please be sure the dates included in the signature page of your amended filing are updated accordingly.

Answer:  Revised as requested.

The company expects to request acceleration following the filing of its Amended S-1.

Sincerely

__//s// Maurice Stone____

Maurice Stone, President